Exhibit 99.1

A RECORD QUARTER:
ON THE WAY TO A GREAT YEAR

•	Total shipments at 2,003 units, up 121 units (+6.4%)

•	Net revenues grew at Euro 821 million, up 21.5% (+20.4% at constant currencies)

•	Adjusted EBITDA(1) of Euro 242 million, margin now at 29.5% (30.1% without FX hedges(2))

•	Adjusted EBIT(1) of Euro 177 million, 360 bps margin increase to 21.6% (22.3% without FX hedges(2))

•	Adjusted net profit(1) up 60.1% to Euro 124 million

•	Net industrial debt(1) reduced to Euro 578 million

(In Euro million unless otherwise stated)	For the three months ended
	March 31,
	2017	2016	Change
Shipments (in units)	2,003	1,882	121	6%
Net revenues	821	675	146	22%
EBITDA(1)	242	178	64	36%
Adjusted EBITDA(1)	242	178	64	36%
EBIT	177	121	56	46%
Adjusted EBIT(1)	177	121	56	46%
Net profit	124	78	46	60%
Adjusted net profit(1)	124	78	46	60%
Basic and diluted earnings per share (in Euro)	0.65	0.41	0.24	60%
Adjusted earnings per share (in Euro)(1)	0.65	0.41	0.24	60%

(Euro million)	Mar. 31,	Dec. 31,	Change
	2017	2016
Net industrial debt(1)	(578)	(653)	75

2017 Outlook(3) Confirmed
The Group is expecting the following performance in 2017
•    Shipments: ~ 8,400 including supercars
•    Net revenues: > Euro 3.3 billion
•    Adjusted EBITDA: > Euro 950 million
•    Net industrial debt(4): ~ Euro 500 million

1 Refer to specific note on Non-GAAP financial measures
2 Margins without FX hedges have been calculated excluding FX hedges impact from net revenues, adjusted EBIT and adjusted EBITDA, please refer to Q1 2017 results presentation for further detail
3 Assuming FX consistent with current market conditions
4 Including a cash distribution to the holders of common shares and excluding potential share repurchases

Maranello (Italy), May 4th, 2017 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary results(5) for the first quarter ended March 31, 2017.

Shipments

Shipments(6)	For the three months ended
(units)	March 31,
	2017	2016	Change
EMEA	1,034	950	84	9%
Americas	545	523	22	4%
China, Hong Kong and Taiwan, on a combined basis	161	156	5	3%
Rest of APAC	263	253	10	4%
Total Shipments	2,003	1,882	121	6%

Shipments totaled 2,003 units in Q1 2017, up 121 units or +6.4% vs. prior year. This achievement was driven by a 50% increase in sales of our 12 cylinder models (V12), partially offset by the 8 cylinder models (V8) which posted a 3% decrease. V12 strong performance was led by the GTC4Lusso, LaFerrari Aperta as well as the F12tdf, partially offset by the F12berlinetta, at its 6th year of commercialization, phasing-out while California T is at its 4th year of commercialization.

All regions contributed positively. EMEA(6) expanded by 8.8% with Germany, France, Italy and United Kingdom growing at double-digit pace. Americas(6) increased by 4.2%, Rest of APAC(6) up 4.0% and China, Hong Kong and Taiwan(6), on a combined basis, grew by 3.2%.

5 These results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as endorsed by the European Union
6 EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait) and Rest of EMEA (includes Africa and the other European markets not separately identified); Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; China, Hong Kong and Taiwan includes, on a combined basis: China, Hong Kong and Taiwan; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia and South Korea

Total net revenues

(Euro million)	For the three months ended
	March 31,
	2017	2016	Change
Cars and spare parts(7)	581	481	100	21%
Engines(8)	104	57	47	81%
Sponsorship, commercial and brand(9)	123	118	5	4%
Other(10)	13	19	(6)	(32)%
Total net revenues	821	675	146	22%

Net revenues for Q1 2017 were Euro 821 million, an increase of Euro 146 million or +21.5% (+20.4% at constant currencies) from Q1 2016. Revenues in Cars and spare parts(7) (Euro 581 million) were up 21% vs. prior year led by higher volumes and strong mix led by the 488 family, the GTC4Lusso, the F12tdf and LaFerrari Aperta, along with a greater contribution from our personalization programs, pricing increases and FX. This was partially offset by LaFerrari that completed its lifecycle in 2016, as well as the non-registered racing car FXX K and the strictly limited edition F60 America, completing their limited series run in 2016. Engines(8) revenues (Euro 104 million, +81%) showed an increase mainly attributable to strong sales to Maserati more than offsetting the termination of the rental agreement with a Formula 1 racing team. Sponsorship, commercial and brand(9) revenues (Euro 123 million, +4%) were up mostly due to higher sponsorship revenues partially offset by lower 2016 championship ranking compared to 2015. Other(10) revenues (Euro 13 million, -32%) down mostly due to the deconsolidation of the European Financial Services business since November 2016.

7 Includes the net revenues generated from shipments of our cars, including any personalization revenue generated on these cars and sales of spare parts
8 Includes the net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams
9 Includes the net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income
10 Primarily includes interest income generated by our financial services activities and net revenues from the management of the Mugello racetrack

Adjusted EBITDA(1) and Adjusted EBIT(1)

(Euro million)	For the three months ended
	March 31,
	2017	2016	Change
Adjusted EBITDA(1)	242	178	64	36%
Adjusted EBITDA margin	29.5%	26.3%	+320bps
Adjusted EBIT(1)	177	121	56	46%
Adjusted EBIT margin	21.6%	18.0%	+360bps

Q1 2017 adjusted EBIT(1) was Euro 177 million, up Euro 56 million (+46%) vs. prior year as a result of higher volume (Euro 17 million), thanks to the 488 family, the GTC4Lusso and the F12tdf together with positive contribution from our personalization programs partially offset by the F12berlinetta phasing-out and the California T at its 4th year of commercialization. Mix was positively impacted (Euro 34 million) by LaFerrari Aperta, strong V12 performance as well as pricing increases, partially offset by LaFerrari that completed its lifecycle in 2016 as well as the non-registered racing car FXX K and the strictly limited edition F60 America, completing their limited series run in 2016. Research and development costs and industrial costs grew (Euro -15 million) mainly due to higher D&A and R&D expenses to support product range and components innovation mainly for hybrid technology as well as F1 developments. SG&A increased (Euro -13 million) primarily because of the recently approved Long-Term Incentive plan, higher costs related to new directly operated stores and costs related to the 70th anniversary celebrations which were kicked off on March 12th, partially offset by the deconsolidation of the European Financial Services business since November 2016. FX, excluding hedges, had a positive impact (Euro 7 million) mainly due to USD and JPY, partially offset by GBP. Other had a positive contribution (Euro 3 million) from Engines to Maserati as well as other supporting activities, partially offset by lower 2016 championship ranking compared to 2015, the termination of the rental agreement with a Formula 1 racing team and the deconsolidation of the European Financial Services business since November 2016.

Tax rate reduced to 28.5% in Q1 2017 from 30.9% in Q1 2016, mostly due to the combined effect of the Italian Government’s decision to reduce the nominal tax rate to

24% from 27.5% in 2017, additional deductions related to eligible research and development costs and depreciations of fixed assets, in accordance with the Italian tax legislation.

As a result of the items described above, adjusted net profit(1) for the Q1 2017 was Euro 124 million, up Euro 46 million (+60%).

Industrial free cash flow(1) for the three months ended March 31, 2017 was Euro 76 million driven by strong adjusted EBITDA(1) of Euro 242 million partially offset by capex of Euro 72 million and Euro 53 million of net change in working capital due to inventory increase driven by the projected volume growth in line with our 2017 outlook and lower capex payables vs. Q4 2016. Other included approx. Euro 17 million due to 2016 employees’ extra-bonus payments and lack of contribution from advances of LaFerrari Aperta. 2017 tax advance payments will impact future quarters.

Net industrial debt(1) at March 31, 2017 was reduced to Euro 578 million from Euro 653 million at December 31, 2016 primarily due to the industrial free cash flow(1) generation. Cash distribution and 2017 tax advance payments will impact future quarters.

2017 Outlook confirmed
The Group is expecting the following performance in 2017, assuming FX consistent with current market conditions:

•	Shipments: ~ 8,400 including supercars

•	Net revenues: > Euro 3.3 billion

•	Adjusted EBITDA: > Euro 950 million

•	Net industrial debt: ~ Euro 500 million, including a cash distribution to the holders of common shares and excluding potential share repurchases

812 Superfast
On February 16th, 2017 Ferrari released the first images of the 812 Superfast, the latest 12 cylinder berlinetta model that represents the highest performance and most powerful range model Ferrari road car of all time. Unveiled on March 7th, 2017 at the Geneva Motor Show, the 812 Superfast is aimed at clients demanding an uncompromising sports car that will deliver exhilarating driving both on road and track yet also be comfortable enough to allow its owners to enjoy it as an all-round experience.

Ferrari and Ray-Ban Strengthen their collaboration
On February 23rd, 2017 Ferrari and Luxottica Group announced that they had signed a multi-year licensing contract according to which Luxottica will develop, produce and market a range of eyewear branded Ferrari and Ray-Ban. On the same date, the two companies signed also a multi-year renewal of a sponsorship agreement between Scuderia Ferrari and Luxottica whereby the Ray-Ban brand appears on the Formula 1 car.

70th Anniversary
On March 12th, 1947 Enzo Ferrari fired up the 125 S, the first car to bear his name. On the same day 70 years later, Ferrari launched its official celebrations for this milestone anniversary. In 2017 over 60 countries will host events that will allow the marque’s customers and enthusiasts to enjoy some unique experiences, developed according to the concept of “Driven by Emotion”.

Formula 1
Scuderia Ferrari has worked diligently to be prepared for the 2017 season, and the initial results are encouraging: five podiums in the first four races, with Sebastian Vettel winning two races so far.

Subsequent Events
Ferrari Land’s opening
On April 7th, 2017 Ferrari Land opened its doors to the public. The first theme park in Europe and the second in the world after Ferrari World Abu Dhabi that occupies an area of 70,000 square meters within the PortAventura World resort (Barcelona, Spain). Ferrari Land houses 11 attractions, among which the Red Force, the highest and fastest vertical accelerator in Europe, at 112 meters high and with a top speed of 180 km/h reached in just five seconds.

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 226 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.

Forward Looking Statements
This document, and in particular the section entitled “2017 Outlook”, contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the success of Ferrari’s Formula 1 racing team and the expenses the Group incurs for Formula 1 activities; the Group’s ability to keep up with advances in high performance car technology and to make appealing designs for its new models; The Group’s integration of hybrid technology more broadly into its car portfolio over time may present challenges and costs; Group’s ability to preserve its relationship with the automobile collector and enthusiast community; the Group’s low volume strategy; the ability of Maserati, the Group’s engine customer, to sell its planned volume of cars; changes in client preferences and automotive trends; changes in the general economic environment and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile; the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance, and any required changes to its products; the Group’s ability to successfully carry out its growth strategy and, particularly, the Group’s ability to grow its presence in emerging market countries; Group’s ability to service and refinance its debt; competition in the luxury performance automobile industry; reliance upon a number of key members of executive management, employees, and the ability of its current management team to operate and manage effectively; the performance of the Group’s dealer network on which the Group depend for sales and services; increases in costs, disruptions of supply or shortages of components and raw materials; disruptions at the Group’s manufacturing facilities in Maranello and Modena; the Group’s ability to provide or arrange for adequate access to financing for its dealers and clients, and associated risks; the performance of the Group’s licensees for Ferrari-branded products; the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; product recalls, liability claims and product warranties; continued compliance with customs regulations of various jurisdictions; labor relations and collective bargaining agreements; exchange rate fluctuations, interest rate changes, credit risk and other market risks; changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which the Group operates; ability to ensure that its employees, agents and representatives comply with applicable law and regulations; the adequacy of its insurance coverage to protect the Group against potential losses; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders; ability to maintain the functional and efficient operation of its information technology systems and other factors discussed elsewhere in this document.
Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 949695
Email: ir@ferrari.com

www.ferrari.com

Non-GAAP financial measures
Operations are monitored through the use of various Non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.

Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.

We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.

Certain totals in the tables included in this document may not add due to rounding.

EBITDA is defined as net profit before income tax expense, net financial expenses/(income) and depreciation and amortization.
Adjusted EBITDA is defined as EBITDA as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

(Euro million)	For the three months ended
	March 31,
	2017	2016	Change
Net profit	124	78	46
Income tax expense	49	34	15
Net financial expenses	4	9	(5)
Amortization and depreciation	65	57	8
EBITDA	242	178	64

(Euro million)	For the three months ended
	March 31,
	2017	2016	Change
EBITDA	242	178	64
Adjustments	-	-	-
Adjusted EBITDA	242	178	64

Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) represents EBIT as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

(Euro million)	For the three months ended
	March 31,
	2017	2016	Change
EBIT	177	121	56
Adjustments	-	-	-
Adjusted EBIT	177	121	56

Adjusted net profit represents net profit as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

(Euro million)	For the three months ended
	March 31,
	2017	2016	Change
Net profit	124	78	46
Adjustments	-	-	-
Adjusted net profit	124	78	46

Adjusted EPS represents EPS as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

(Euro per common share)	For the three months ended
	March 31,
	2017	2016	Change
EPS	0.65	0.41	0.24
Adjustments	-	-	-
Adjusted EPS	0.65	0.41	0.24

Basic and diluted EPS

(In Euro million unless otherwise stated)	For the three months ended
	March 31,
	2017	2016	Change
Net profit	124	78	46
Weighted average number of common shares (thousand)	188,948	188,923
Basic EPS (in Euro)	0.65	0.41	0.24
Weighted average number of common shares for diluted earnings per common share (thousand)	189,758	188,923
Diluted EPS (in Euro)	0.65	0.41	0.24

Net Industrial Debt: defined as total Net Debt excluding the funded portion of the self-liquidating financial receivables portfolio, is the primary measure to analyze our financial leverage and capital structure, and is one of the key indicators used to measure our financial position.

(Euro million)	Mar. 31,	Dec. 31,
	2017	2016
Net industrial debt	(578)	(653)
Funded portion of the self-liquidating financial receivables portfolio	723	737
Net debt	(1,301)	(1,390)
Cash and cash equivalents	569	458
Gross debt	(1,870)	(1,848)

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash flow is defined as net cash generated from operations less cash flows used in investing activities. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted for the change in the in the self-liquidating financial receivables portfolio.

(Euro million)	For the three months
	ended March 31,
	2017	2016
Cash flow from operating activities	150	112
Cash flows used in investing activities(11)	(72)	(67)
Free Cash Flow	78	45
Change in the self-liquidating financial receivables portfolio	(2)	(17)
Free Cash Flow from Industrial Activities	76	28

11 Cash flow used in investing activities for the three months ended March 31, 2017 excludes proceeds from exercising the Delta Topco option of Euro 8 million

On May 4th, 2017, at 5p.m. CEST, management will hold a conference call to present the Q1 2017 to financial analysts and institutional investors. The call can be followed live and a recording will subsequently be available on the Group website http://corporate.ferrari.com/en/investors. The supporting document will be made available on the website prior to the call.

Ferrari N.V. Amsterdam, the Netherlands Registered Office: Via Abetone Inferiore N.4, I -41053 Maranello, (MO) Italy Dutch trade register number: 64060977